Yucheng Technologies Limited

Corporate Presentation

February 2008



Corporate Overview

Yucheng 宇信易诚

Market Data	◆ NASDAQ:YTEC ◆ Approximately 16.6MM shares outstanding
History	◆ Founded in 1999 ◆ Leading IT solutions and service provider to the Chinese banking industry
Operation	◆ Headquartered in Beijing, China ◆ Nationwide presence: with subsidiaries and regional sales offices in more than 10 cities
Customers	◆ Focused on Chinese banking industry ◆ 13 out of 15 largest banks, small-to-medium sized banks
Offerings	◆ Channel-related solutions, business-related solutions, management-related solutions, and payment processing solutions
Headcount	◆ 1,700 employees nationwide
Financials	◆ 2007 financials (unaudited) US$59.6mn in sales; US$10.5mn in net profit (non-GAAP) ◆ 2008 financial guidance US$71.5-74.5mn in sales; US$14.7-15.2mn in net profit (non-GAAP)

Investment Highlights

- Fast Growing Chinese "Fintech" Market
- Market Leadership Position
- Diverse and Expanding Customer Base
- Experienced and Accomplished Executives and Board
- Strong Financial Performance
- Significant Growth Opportunities

Fast Growing Chinese Fintech Market



Total Assets of Banking Industry
(Unit: Trillion USD)
5.7
11.9
China
U.S.



Banking IT Solution Spending
(Unit: Million USD)
792
1,937
CAGR = 19.5%
2006
2011

- **China**
  - Overall economy growing at 10% annually
  - One of the highest saving rates in the world
  - 1.3 billion customers and a rising middle class
  - Shift toward consumption and service economy
- **China's banking sector**
  - Highly concentrated sector
    - Top five major banks with assets of 3 trillion USD, 55.2% of total Chinese banking assets
    - Top 16 banks have 71.4% of the total assets
    - About 35,000 banks in total
  - 1H'07, China's 13 listed banks posted strong growth of 65% in net profit
  - Increasing influence of foreign and domestic capital markets (IPOs) and introduction of strategic investors
  - Post-WTO increasing foreign competition
  - Increasing demand for third-party expertise to upgrade and improve support IT systems
- **External regulation requirements**
  - Need to comply with Basel II Accord by 2012 is a key driver of demand within China's "Fintech" sector

Source: *China Banking Regulatory Commission, FDIC, IDC China Banking IT Solution 2007-2011 Forecast & Analysis*

Fast Growing Chinese Fintech Market

Yucheng
宇信易诚

Existing IT Service Support Infrastructure is Poor

Average waiting time for counter service at first-tier Chinese banks is ***85 minutes***
(source: *People's Daily* - 2007.04.02)



ATM



Root Causes:

- **Poor branch layout**
- **Minimal basic IT support infrastructure**
- **Too few customer service representatives**
- **Lack of alternative service channels:**
  - **- Low web-banking penetration rate**
  - **- Inadequate call center operations**

Fast Growing Chinese Fintech Market

Improvements in IT Systems and Practices is a Strategic Priority for Chinese Banks to Better Serve Their Customers

	Bank of America	中国建设银行 China Construction Bank
*Market Cap. (USD)	195 Billion	276 Billion
*Revenue (USD)	74 Billion	19 Billion
Accounts	21 Million	200 Million
Call Center Seats	12,000	4,000
Call Center Seats per 10,000 Accounts	5.7	0.2
e-Banking Customer in Percentage	71.0%	7.5%

Fintech opportunities at China Construction Bank: Call Centers, Electronic Banking

Source: *2006 annual report of CCB and BoA, Forbes: The Global 2000- March 29, 2007*
** Market Cap. as of Feb 4, 2008; Revenue of FY2006*

Market Leadership Position

Yuchengo 宇信易诚

Established Brand Name and Recognition
- The first Fintech player from China listed on NASDAQ
- Numerous successful reference clients covering all leading local banks
- Enjoys premium pricing compared to local players

One-stop Shop for IT Services and Solutions
- IT consulting and solutions
- Software and platforms
- System integration
- Outsourced operations

Market Leadership

Strong R&D Capabilities
- Joint R&D lab with Tsinghua University
- Regional R&D centers in Zhuhai, Guangzhou, etc
- 14 software registrations and patents

Leading Position in Key Segments
- Online banking solutions
- Risk management solutions
- Core-banking system
- Call center solutions

Market Leadership Position: Comprehensive Service Offerings

Yucheng 宇信易诚

A Comprehensive Suite of IT and Outsourced Services Addressing IT Needs of Chinese Banks

Channel-related Solutions	Business-related Solutions	Management-related Solutions	Payment Processing Solutions
◆ Customer interaction and communication interface - Online banking - Call center - Teller	◆ Enterprise/operational solutions - Core-banking (for small & medium banks) - Foreign exchange - Treasury - Intermediary business	◆ Management and decision support - Risk management - Performance measurement - Management accounting - Business intelligence - Management analytics	◆ Transaction volume based, targeting card issuing banks - Pos merchant acquiring outsourced services - 3rd party payment processor
SI/Solutions	SI/Solutions	SI/Solutions	
Outsourced Services	Outsourced Services	Outsourced Services	

Tier I & Tier II banks, small-to-medium sized banks

Market Leadership Position: Leadership in Key Segments

Proprietary Online Banking Software and Solution

Unique Offering:

Multi-channel integration platform and web banking application software built on J2EE technology, providing banks with complete solution for web-banking applications, channel integration and management, which allows banks to better integrate and manage their internet banking platform.

Client:

ICBC ,CCB, Bank of Communications, Bank of Shanghai, Bank of Beijing, etc.

Market Position:

70% market share by number of users, 80% win rate in 2006

Case:

Client (Project Duration)	ICBC (2001-2003)	CCB (2005-2007)
Registered User No.	1.30M to 7.50M	3.5M to 15.0M
Transaction Volume (per Day)	0.02M to 1.00M	0.37M to 5.00M
Results	Higher customer retention; lower customer service costs	

Market Leadership Position: Leadership in Key Segments

Yucheng 宇信易诚

Call Center Solution



Unique Offering:

A suite of call center solutions including IT and business consulting, solution implementation and customization services to Chinese banks.

Client:

China Construction Bank (CCB), Huaxia Bank, Bank of Communications, Bank of Shanghai

Market Position:

Approximately 19% of all call center seats built for banks

Case:

Project:	CCB Head Office Credit Card Call Center Upgrade Project
Project Duration:	2006-2007
Number of Call Center Seats:	240 to 1110
Daily Incoming Calls:	50,000 to 300,000

Market Leadership Position: Leadership in Key Segments

Yucheng 宇信易诚

Risk/performance Management Solution

Unique Offering:

A suite of consulting and implementation services in Risk/Performance Management, such as Asset and Liability Management, Funds Transfer Pricing, Market Risk Management, Profitability Analysis, Treasury and Derivatives pricing and STP processes, and other quantitative analysis.

Client:

CCB, ICBC, ABC, CMB, MSBC, CNCB, Huaxia Bank, China Industrial Bank, etc.

Market Position:

Local leader in risk management solutions

Case:

Client	Minsheng Bank
Project Duration	2004-2005
Project Scope	Consulting & implementation of asset-liability management solution
Results	Optimized the client's asset-liability structure, enhanced the client's management ability of interest rate risk, liquidity risk

Market Leadership Position: POS Merchant Acquiring

Successes with China Merchants Bank

Current Partner:	China Merchants Bank The biggest credit card issuer (market share: 40%)*
POS Installed:	8,900 (Dec, 2007); more than any other third party provider Won the 2007 MOST OUTSTANDING PERFORMANCE award
Operating Cities:	13 sales offices in eleven major cities in 2007
Revenue Model:	Percentage of transaction value processed through the installed POS terminals


POS Terminals
Accumulative Installation Projection
7,000
20,000
50,000
2007
2008
2009


POS Business Unit
Operating Cities Projection
10
20
40
2007
2008
2009

Source: China Payment System Development Report – the People's Bank of China; Website of CMB

Market Leadership Position: POS Merchant Acquiring

Basic Service Revenue Model


Yucheng's Revenue Generated from
0.2% commission
per transaction
Acquiring Bank
招商银行
Interchange
UnionPay
银联
VISA
MasterCard
…
Outsourced Vendor
宇信易诚 yucheng
• Build merchant network
• POS maintenance service
Issuing Bank
Merchants
shop
Card Holder
中国银行
BANK OF CHINA
citi
Citibank
中国建设银行
China Construction Bank
中国工商银行
……

Diverse and Expanding Customer Base

Initially focused on Top Banks

... Penetrating into Small to Medium-Sized Firms

Yucheng 宇信易诚

Category	Selected Customers	Key Highlights	Yucheng Advantages
Top Banks	中国工商银行 中国民生银行 中信银行 China CITIC Bank 中国农业银行 交通银行 Bank of Communications 中国建设银行 China Construction Bank 中国银行 Bank of China	♦ Top banks have an annual IT spending budget of over US$2.0bn ♦ Traditional client base of Yucheng, also the biggest revenue generator ♦ Growth driven by outsourcing non-core business functions	♦ Extensive and long-standing client relationships ♦ Reliable service quality with competitive pricing ♦ Proven track record
Small to Medium Sized Banks	华夏银行 渤海银行 China Bohai Bank 浙商银行 北京银行 Bank of Beijing 上海银行 Bank of Shanghai 南京银行 Bank of Nanjing 云南省农村信用社 河南省农村信用社 HeNan Credit Union	♦ Key growth area for Yucheng ♦ Growth driven by: – Bank's lack of financial and technology capabilities to run an IT department – Economies of scale – Opportunity to leverage experience across customers	♦ Proven track record ♦ Well-known product suite ♦ 100% repeatable solutions

Proven and Experienced Executives

Name	Title	Industry/Yucheng Experience	Background
Weidong Hong	CEO	17+ years / 8 years	◆ Co-founder of Sihitech/VP of Secom China,Ltd. ◆ General Manager, GIT ◆ B.E. & EMBA degree-Tsinghua University
Shuo Zeng	COO	16+ years / 7 years	◆ Co-founder of e-Channels ◆ GM of Info Product Dept., Finance Project & SI Dept. – Nantian Group
Peter Li	CFO	15 years / 3 years	◆ CFO of Sihitech ◆ Controller - Lenovo Group ◆ Financial Controller - Delano Technologies ◆ C.G.A of Canada
David Wang	Senior VP	15 years / 1 year	◆ Managing consultant - JP Morgan ◆ VP of risk mgmt - IBM Global Services ◆ PHD - Yale University

46 senior and middle management holding approximately 32% of total outstanding shares

Align interests with shareholders & commitment to Yucheng's future growth

Accomplished and Diverse Board

Yucheng 宇信易诚

Name	Title	Industry/Yucheng Experience	Background
Chih Cheung	Chairman	10+ years / 1 year	◆ Managing General Partner- Staples Asia ◆ Senior Advisor/Investment Banker – Chinatrust ◆ Commercial Bank/Goldman Sachs ◆ AM, MBA and JD - Harvard University
Liao Li	Board Director	16+ years / 1 year	◆ Associate Dean of School of Economics & Management- Tsinghua University ◆ Assistant to Chairman - Esquel Group ◆ PHD - Tsinghua University
Chi Wei Joong	Board Director	20+ years / 1 year	◆ GM & President, Credit Card division – China Merchants Bank ◆ Executive VP, retail banking division – Chinatrust Commercial Bank ◆ Degree from Keynes University & NYU
Lawrence Yeung	Board Director	22+ years / 1 year	◆ IT innovator and director to Information Systems and Technologies - United Nations ◆ Electronic Engineering, University of Sydney & University of South Wales

Strong Financial Performance:
Track Record of Strong Revenue Growth…

IT Solutions Revenue Growing at 64% CAGR from 2006 to 2008, Driving Overall Growth and Contributing Significantly to Margin Expansion

Revenue Analysis - by Segment ($mm)


IT Solution
SI Service
40.0
59.6
71.5-74.5
2006
2007
2008E

Non-GAAP Net Profit Analysis ($mm)


6.1
10.5
14.7-15.2
2006
2007
2008E

06' – 08' CAGR: 57%

Gross Margin Analysis

	2006	2007	2008E
Gross Margin	28%	36%	>36%

Strong Financial Performance:
...Driven By Its Continuous Margin Expansion

Yucheng 宇信易诚

Value Chain Migration has been the key strategic focus

3-year IT Solution Revenue Growth

	2005	2006	2007
IT Solution Revenue ($ mm)	10.2	15.1	31.6



Yucheng 05-07 CAGR: 76%
*Industry Average: 21.7%

3-year Net Profit Margin Improvement



13%
15.3%
18%
2005
2006
2007

Significant Growth Opportunities

#1: Continue Moving Up Value Chain — Optimize Business Mix


Quality of Service Element :
♦ Brand and management
♦ Business consulting capability
♦ Solution capability
♦ Leverage R&D to drive product value
♦ Technology capability
♦ Quality system
Optimal Positioning
Profitability
宇信易诚 yucheng
Int'l players: favorable margins, limited growth
Elements Supporting Growth:
♦ Constantly enhance product value
♦ Win more customers through product sales
♦ Add value for customers with repeat sales; up-sell and cross-sell
♦ Effective SG&A control
宇信易诚 yucheng
Domestic players: low margin, lacking scale
Growth
Services (Recurring Revenue)

Yucheng
宇信易诚

Significant Growth Opportunities

 # 2: Simultaneous Vertical and Horizontal Expansion

Banking	Insurance	Asset / Fund Management	Investment Banks / Securities Firms
Top Tier National Banks Joint-Stock National Commercial Banks City Commercial Banks And Credit Union			

宇信易诚 Yucheng

Significant Growth Opportunities

#3: Invest in the Huge POS Payment Processing Market Potential

Card Revenue for Chinese Banking Sector



Credit Card
Debit Card
Unit: RMB Mn
6,130
14,802
9,766
19,491
14,414
24,338
20,278
30,042
2005
2006
2007E
2008E

- In 2005, only 17% payments were through bank cards, of which credit cards accounted for 7.35%
- Credit card payment is getting more popular with the rise of a new middle class households
- In 2006, the annual POS transaction volume increased by 97%, the growth trend is expected to continue

Number of POS Terminals in China



Unit' 000
8000
7000
6000
5000
4000
3000
2000
1000
0
2006-2012F CAGR 43.2%
1999-2006 CAGR 20.3%
1999
2001
2003
2005
2007
2009F
2011F

- The number of POS terminals for 1999 was only 224, but it hooked up since 2007, with the number reaching 1.18 million
- It has been estimated that in big cities, such as Beijing and Shanghai, the hook-up rate was less than 10%of retail outlets, compared to 40%-50% in developed countries.
- The hook-up rate has been rising at a strong pace in recent years. The development of this massive market is only at its incipient stage, and growth prospects are extremely attractive

Source: ***Interac Association, Bear Stearns Asia, Broker's report, IResearch, Company research***

Investment Highlights

- Fast Growing Chinese "Fintech" Market
- Leadership Market Position
- Diverse and Expanding Customer Base
- Experienced and Accomplished Executives and Board
- Strong Financial Performance
- Significant Growth Opportunities

Disclosure Statement

Yucheng 宇信易诚

Forward Looking Statements

This release may contain forward-looking statements within the meaning of the Private securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China, changing interpretations of generally accepted accounting principles; outcomes of government reviews; inquiries and investigations and related litigation; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which Yucheng Technologies is engaged fluctuations in customer demand; management of rapid growth; intensity of competition from other IT providers; market acceptance of new products; general economic conditions; geopolitical events and regulatory changes; as well as other relevant risks detailed in filings with the Securities and Exchange Commission. The information set forth herein should be read in light of such risks. The company does not assume any obligation to update the information contained in this press release or filings.

Thank You!

Investor Relations Contacts:

Peter Li; Yvonne Young

investors@yuchengtech.com

Tel: +8610-6442-0533